FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March, 2005

Commission File Number 000-21756

CHC Helicopter Corporation

(Translation of registrant’s name into English)

4740 Agar Drive
Richmond, British Columbia
Canada
V7B 1A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Information Circular and Notice of Special Meeting of Shareholders to be held on March 28, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
Date: March 7, 2005	By:	/s/ Jo Mark Zurel
Jo Mark Zurel - Senior Vice-President and
Chief Financial Officer

CHC HELICOPTER CORPORATION

INFORMATION CIRCULAR

AND

NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

to be held on

March 28, 2005

Richmond, British Columbia

Table Of Contents

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	2
MANAGEMENT INFORMATION CIRCULAR	2
APPOINTMENT AND SOLICITATION OF PROXIES	3
REVOCATION OF PROXIES	3
VOTING INSTRUCTIONS	3
Registered Shareholders	3
Non-registered Shareholders	4
ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS	5
THE CORPORATION	5
VOTING SHARES AND PRINCIPAL HOLDERS	6
Constrained Share Provisions	6
Share Ownership	6
MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING (AS ITEMIZED IN THE NOTICE OF MEETING)	7
BOARD OF DIRECTORS	9
Nominee for Election to the Board	9
INDEBTEDNESS OF DIRECTORS AND OFFICERS	12
Executive Share Purchase Loan Program	14
The Ordinary Share Loan	14
Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs	15
DIRECTORS AND OFFICERS INSURANCE	15
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	15
ADDITIONAL INFORMATION INCORPORATED BY REFERENCE	16
COMMUNICATIONS AND DISCLOSURE POLICIES	16
DIRECTORS’ APPROVAL	17

Schedule A – Special Resolution	20

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

MARCH 28, 2005

A special meeting (the “Meeting”) of shareholders of CHC HELICOPTER CORPORATION (the “Corporation” or “CHC”) will be held on Monday, March 28, 2005 at the Corporation’s executive offices, 4740 Agar Drive, in Richmond, British Columbia at 10:00 a.m. (Vancouver time) for the following purposes:

Item 1:	To consider and, if deemed advisable, to adopt, with or without variation, a special resolution approving the amendment of the Corporation’s articles to subdivide the Corporation’s Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, each on a two-for-one basis, as described in the Management Information Circular.

Item 2:	To elect an additional director to the Board of Directors of the Corporation.

Item 3:	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

DATED at Richmond, British Columbia, February 23, 2005.

BY ORDER OF THE BOARD

Martin Lockyer

Vice-President, Legal Services and Corporate Secretary

Reference should be made to the accompanying Management Information Circular for details of the above matters. If you are unable to be present personally at the Meeting you are requested to complete and sign the enclosed form(s) of proxy and deliver it or return it by mail in the enclosed envelope, or by following the instructions for voting over the internet in the accompanying Management Information Circular. See “Voting Instructions”. A vote by proxy will be counted if it is completed properly and received by CHC’s transfer agent not later than 10:00 a.m. (Toronto time) on March 23, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.

The transfer agent’s mailing address is: Proxy Department, CIBC Mellon Trust Company, P.O. Box 12005, STN BRM B, Toronto, Ontario, M7Y 2K5.

Enclosed are the form of proxy and a certification with respect to ownership. Please complete the form of proxy and the attached certification.

In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (fax: 416-368-2502; telephone: 800-387-0825).

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of CHC Helicopter Corporation (the “Corporation” or “CHC”) of proxies to be used at a special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of special meeting of shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at February 15, 2005. It is expected that the solicitation will be primarily by mail, but proxies may be solicited by telephone, email, facsimile or in person by officers and employees of the Corporation. Officers and employees will not receive any additional compensation for such activity. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from shareholders of the Corporation. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND SOLICITATION OF PROXIES

The forms of proxy accompanying this Circular are solicited on behalf of the management of the Corporation. Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy, or may use another appropriate form of proxy.

REVOCATION OF PROXIES

A shareholder executing a proxy has the power to revoke it:

(a)	by depositing an instrument in writing executed by such shareholder or such shareholder’s attorney authorized in writing:

(i)	at the executive office of the Corporation, CHC Helicopter Corporation, 4740 Agar Drive, Richmond, British Columbia, Canada, Attention: The Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, or

(ii)	with the Chairman of the Meeting on the day of the Meeting or any adjournments thereof, or

(b)	in any other manner permitted by law.

VOTING INSTRUCTIONS

Registered Shareholders

If you are a registered shareholder, there are two methods by which you can vote your shares at the Meeting: in person at the Meeting, or by proxy. If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the Circular; instead, attend the Meeting where your vote will be taken and counted. If you do not wish to attend the Meeting or do not wish to vote in person, you may vote by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with your instructions as indicated in the form of proxy, on any ballot that may be called for, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

As a registered shareholder, you may vote by proxy by one of the following three methods: (i) use of paper form of proxy to be returned by mail or delivery; (ii) use of the internet voting procedure; or (iii) facsimile (in the event of a postal disruption). The methods for using each of these procedures are described below:

The paper form of proxy is the only voting option by which a shareholder may appoint a person as proxy other than the management nominees named on the form of proxy.

Voting by Mail. You may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided. The form of proxy must be received by CIBC Mellon Trust Company, the Corporation’s transfer agent, no later than 10:00 a.m. (Toronto time) on March 23, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting. The transfer agent’s address is: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9.

Internet Voting. You may vote over the internet by accessing the following websites:

     Class A Subordinate Voting Shares – www.eproxyvoting.com/chcclassa

     Class B Multiple Voting Shares – www.eproxyvoting.com/chcclassb

In order to submit a proxy via the internet, you will be asked to enter the 13 digit control number which is provided on the enclosed form of proxy. Please see your form of proxy for additional information on internet voting. Your voting instructions will then be conveyed electronically over the internet. Registered shareholders may vote (and revoke a previous vote) over the internet at any time before 10:00a.m. (Toronto time) on March 23, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.

Voting by Facsimile. In case of postal disruption, you may vote by facsimile by completing, dating and signing the enclosed form of proxy and faxing it to CIBC Mellon Trust Company at 416-368-2502. The form of proxy must be received no later than 10:00 a.m. (Toronto time) on March 23, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned Meeting.

A proxy must be in writing and must be executed by you as registered shareholder or by your attorney authorized in writing or, if the registered shareholder is a corporation or other legal entity, by an authorized officer or attorney.

Where a shareholder fails to specify a choice with respect to a matter referred to in the Notice of Meeting in a proxy appointing a management nominee (being the nominees specified in the proxies enclosed with the Circular) as proxyholder, the shares represented by such proxy will be voted for or in favour of such matter.

The enclosed proxy confers discretionary authority with respect to any amendments or variations to matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting or any adjournments thereof. As of the date of the Circular, management is not aware of any amendments or variations to any matters referred to in the Notice of Meeting or any other matters which may properly come before the Meeting or any adjournment thereof.

Non-registered Shareholders

Your shares may not be registered in your name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If your shares are registered in the name of an intermediary, you are a non-registered shareholder.

The Corporation has distributed copies of the Circular to intermediaries for distribution to non-registered shareholders. Unless you have waived your right to receive these materials, intermediaries are required to deliver them to you as a non-registered shareholder of the

Corporation and to seek your instructions as to how to vote your shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered shareholders.

Non-registered shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. If you have received such a form, you cannot use the mechanisms described above for registered shareholders and must instead follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form through the internet). Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered shareholder, but is otherwise not completed. This form of proxy does not need to be signed by you as the non-registered shareholder. If you have received such a proxy, you can complete the proxy and vote by mail, delivery or facsimile in accordance with the proxy voting instructions described above.

The purpose of these procedures is to allow non-registered shareholders to direct the voting of the shares that they own, but that are not registered in their names. Should a non-registered shareholder who receives a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder, in the case of a form of proxy, should insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the instructions provided by the intermediary. In either case, non-registered shareholders should carefully follow the instructions provided by the intermediary.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

We offer our shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the internet rather than receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions in your form of proxy. Please see your form of proxy for more information on electronic access to these materials. If you hold your shares through an intermediary, please refer to the information provided by the intermediary (such as a bank, trust company or broker) on how to receive these documents electronically.

THE CORPORATION

CHC is the world’s largest global commercial helicopter operator. The Corporation through its subsidiaries, has been providing helicopter services for more than 50 years and currently operates in over 30 countries, on all seven continents and in most of the major offshore oil and gas producing regions of the world. CHC’s major operating units are based in the United Kingdom, Norway, the Netherlands, South Africa, Australia and Canada. CHC’s operations are concentrated in Europe, Asia, Africa and Australia. CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities. It also provides helicopter transportation for emergency medical and search and rescue services helicopter repair and overhaul services and ancillary services such as flight training.

CHC provides helicopter transportation services to a broad base of major energy companies and independent and state-owned oil and gas companies to transport personnel and, to a lesser extent, parts and equipment to, from and among offshore production platforms, drilling rigs and other facilities. In general, CHC targets opportunities with long-term contracts and where customers require sophisticated medium and heavy helicopters operated by highly trained pilots. CHC is a market leader in most of the regions it serves, with an established reputation for quality and reliable service. CHC is the largest operator in the North Sea, one of the world’s largest oil producing regions, and a global operator servicing the oil and gas industry in the Caspian Sea, South America, Africa, Australia and Asia.

VOTING SHARES AND PRINCIPAL HOLDERS

Holders of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares of the Corporation, in each case of record at the close of business on February 24, 2005, are entitled to one vote for each Class A Subordinate Voting Share held, ten votes for each Class B Multiple Voting Share held, and one vote for every ten Ordinary Shares held. No other class or series of shares currently carries voting rights in respect of the matters to be voted upon at the Meeting.

Constrained Share Provisions

In recognition of foreign ownership restrictions imposed by the Canada Transportation Act (the “CT Act”), the Articles empower the directors of the Corporation to refuse to permit registration of any transfer of voting shares of the Corporation (including Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares) if such transfer would result in persons other than Canadians (as defined in the CT Act) owning or controlling more than 25% of (a) the votes attached to all outstanding voting shares of the Corporation or (b) the number of outstanding voting shares of the Corporation.

Share Ownership

As at February 15, 2005, there were 18,414,331 Class A Subordinate Voting Shares, 2,932,698 Class B Multiple Voting Shares and 11,000,000 Ordinary Shares issued and outstanding. The Class A Subordinated Voting Shares represent 37.7% of the aggregate voting rights attached to the Corporation’s voting shares.

The following table sets forth information as at February 15, 2005 with respect to the Class A Subordinate Voting Shares, the Class B Multiple Voting Shares and the Ordinary Shares held by any persons known to the Corporation’s directors or officers to be a beneficial owner of, directly or indirectly, or to exercise control or direction over: (i) greater than 10% of any class of such shares; or (ii) a number of shares of any class or classes which collectively carry with them more than 10% of the votes attached to all of the outstanding shares of the Corporation:

		Percentage of all	Percentage
	Number of voting	outstanding	of votes attached
	shares owned,	shares of such	to all outstanding
Name of Shareholder	controlled or directed	class (1)	shares (1)

Discovery Helicopters Inc. (2)	1,256,615 Class A(3)	6.8%	2.6%
	2,777,716 Class B	94.7%	56.9%
Fidelity Investments (4)	2,457,030 Class A	13.3%	5.0%
O.S. Holdings Inc. (5)	11,000,000	100%	2.3%
	Ordinary Shares

(1)	Excludes shares issuable on exercise of options granted under the Corporation’s Employee Share Option Plan and shares issuable upon conversion of a $5,000,000 convertible loan made to the Corporation by Discovery Helicopters Inc. in fiscal 2000, in connection with the acquisition of Helicopter Services Group ASA.

(2)	Discovery Helicopters Inc. is a holding company all of the voting shares of which are owned by Craig L. Dobbin, Executive Chairman of the Corporation. The shares owned by Discovery Helicopters Inc. collectively carry 59.4 % of the votes attached to all of the outstanding shares of the Corporation. (See (3) below.)

(3)	Includes 556,615 Class A Subordinate Voting Shares that were lent by Discovery Helicopters Inc. to a third party pursuant to a borrowing agreement. Discovery Helicopters Inc. will not exercise control or direction over such shares until they are returned.

(4)	Based on the most recent information publicly available as at February 15, 2005 per National Instrument 62-103.

(5)	O.S. Holdings Inc. is a holding company wholly owned indirectly by Craig L. Dobbin, Executive Chairman of the Corporation. Mr. Dobbin owns directly or indirectly shares of the Corporation that collectively carry 61.7% of the votes attached to all of the outstanding shares of the Corporation.

MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING
(AS ITEMIZED IN THE NOTICE OF MEETING)

ITEM 1:

Stock Split

Subject to the approval of shareholders, the directors have resolved that the articles of incorporation of the Corporation (the “Articles”) be amended to subdivide:

(i)	each of the issued and unissued Class A Subordinate Voting Shares of the Corporation into two Class A Subordinate Voting Shares;

(ii)	each of the issued and unissued Class B Multiple Voting Shares into two Class B Multiple Voting Shares; and

(iii)	each of the issued and unissued Ordinary Shares into two Ordinary Shares.

The stock split will result in double the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares being outstanding and will reduce the price per share at which such shares may be acquired. As a result, the stock split is expected to make CHC’s shares more affordable and potentially more attractive to new investors, and will increase liquidity in trading in CHC’s shares listed on the Toronto Stock Exchange and the New York Stock Exchange. Although the Ordinary Shares do not trade on any stock exchanges, if the Class A Subordinate Voting Shares or the Class B Multiple Voting are subdivided, the Ordinary Shares must also be subdivided on the same basis in order to ensure that the Corporation continues to meet certain European licensing requirements.

Income Tax Considerations

The following discussion should not be considered to be legal or tax advice to any particular share holder of the Corporation. Shareholders are advised to consult with their own tax advisers.

Neither the proposed subdivision of the voting shares of the Corporation nor the amendment to the Articles of the Corporation to effect the subdivision will result in a disposition or acquisition of shares of the Corporation. Therefore, shareholders will not realize a gain or loss as a result of the subdivision of the Corporation’s voting shares. The cost of the total shareholdings of Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares to each holder will remain unchanged.

Votes Required to Pass the Special Resolution

To be passed, the special resolution to approve the amendment of the Articles to effect the proposed subdivision of the voting shares of the Corporation must be approved by a majority of at least 66 2/3% of the votes cast by those shareholders present in person or represented by proxy at the Meeting. The text of the proposed special resolution is attached as Schedule A (the “Special Resolution”) and forms part of this Circular.

The Special Resolution provides that the directors of the Corporation may revoke the Special Resolution before the issuance of a certificate of amendment to the Articles by the Director under the Canada Business Corporations Act (“CBCA”) without the approval of shareholders.

The persons named in the enclosed form of proxy intend to vote FOR the Special Resolution. If you complete and return the attached form of proxy, your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the Special Resolution unless you specifically direct that your shares be voted against the Special Resolution or withheld from voting.

Effective Date

If the Special Resolution is passed by the requisite majority of shareholders, the Corporation intends to file articles of amendment with the Director under the CBCA as soon as possible following the Meeting. The subdivision of the voting shares of the Corporation will become effective on a date (the “Effective Date”) determined by the Corporation and specified in the amendment to the Articles. Pursuant to the rules of the Toronto Stock Exchange (the “TSX”) the Effective Date may not be less than seven trading days after the date the amendment to the Articles is filed by the Corporation. Holders of record at the close of business on the Effective Date will be entitled to receive share certificates for additional Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, respectively, resulting from the subdivisions. Pursuant to the rules of the TSX and the New York Stock Exchange, the shares will commence trading on a subdivided basis at the opening of business on the second trading day preceding the Effective Date.

Delivery of Share Certificates

Share certificates for the additional shares resulting from the subdivision will be forwarded by prepaid mail to each shareholder of the Corporation entitled to receive such share certificates within five business days of the Effective Date at the address of such shareholder as it appears on the register of shareholders on that date. Shareholders who hold their shares through intermediaries should ensure that they are registered as shareholders prior to that date if they wish to receive their new share certificates directly.

ITEM 2:

Election of Additional Director

The Articles provide that the Board of Directors consists of a minimum of one member and a maximum of 12 members. The number of directors within such range is determined by the Board of Directors from time to time and is currently fixed at nine. The size of the Board will be fixed at ten effective immediately prior to the Meeting.

Seven directors were elected at the Corporation’s Annual General Meeting held on October 5, 2004. Mr. Sylvain Allard and Mr. Donald Carty were appointed as directors of the Corporation by the Board of Directors on November 9, 2004 in accordance with the Articles of the Corporation and the CBCA. Both Mr. Allard and Mr. Carty bring considerable experience in senior management in the aviation industry to the Board of Directors. Mr. Allard and Mr. Carty, together with each of the seven directors previously elected, will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed.

Guylaine Saucier, a nominee to the Board of Directors of the Corporation, will bring considerable financial expertise to the Board of Directors. If Ms. Saucier is elected, it is expected that she will become a member of the Audit Committee and the Pension Committee. If elected, Ms. Saucier will hold office until the next annual meeting of shareholders or until her successor is duly elected or appointed.

The persons named in the enclosed form of proxy intend to vote FOR the election of Ms. Saucier. If you complete and return the attached form of proxy, your representatives at the Meeting will vote your shares FOR or IN FAVOUR OF the election of Ms. Saucier to the Board unless you specifically direct that your vote be withheld.

ITEM 3:

Any Other Business

BOARD OF DIRECTORS

The table and notes below set out information regarding Ms. Saucier, who is proposed to be nominated for election as a director, and each continuing director of the Corporation who will hold office until the next annual meeting of shareholders or until his successor is duly elected or appointed, including the age and province/state and country of residence of the nominee or continuing director, the period or periods during which the nominee or continuing director has served as a director of the Corporation, the nominee’s or continuing director’s principal occupation, business or employment and all other positions with the Corporation and any affiliates thereof now held by the nominee or continuing director, if any, and the number of Class A Subordinate Voting Shares, Class B Multiple Voting Shares, Ordinary Shares, Class A Stock Options, and Share Appreciation Rights (“SAR’s”) beneficially owned by each nominee or continuing director or over which he or she exercises control or direction. All of the individuals referred to below, other than Ms. Saucier, currently serve as directors of the Corporation. Neither Ms. Saucier nor any of the continuing directors has been a director or officer of a company that has been subject to a cease trade order or bankruptcy/insolvency in the last ten years.

Nominee for Election to the Board

Guylaine Saucier,
C.M., F.C.A., 58,	Resident of Quebec, Canada. Ms. Saucier is a Fellow of the Institute of Chartered Accountants. She was Chair of the Joint Committee on Corporate Governance established in 2000 by the Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange. She was Chair of the Canadian Institute of Chartered Accountants from June 1999 to June 2000 and was Chairman of the Board of the Canadian Broadcasting Corporation from April 1995 to December 2000. Ms. Saucier is currently a member of the board of directors of several Canadian Corporations including Petro Canada Inc. and the Bank of Montreal. Ms. Saucier has not previously served on the board of the Corporation.

Continuing Directors

Sylvain Allard, 46	Director since November, 2004. Resident of British Columbia, Canada. Mr. Allard is the President and Chief Executive Officer of the Corporation. He has been President for six years and was appointed Chief Executive Officer in November 2004. Mr. Allard started with the Company as a helicopter pilot in Eastern Canada in 1982. He earned a Masters of Business Administration degree (Gold Medalist) from Concordia University, Montreal, and has held several key positions in the Corporation, including President of Viking Helicopters Ltd., Canadian Helicopters (Eastern) and CHC Helicopters International.

Donald Carty, 58	Director since November, 2004. Resident of Texas, United States of America. Mr. Carty served as Chairman and Chief Executive Officer of AMR Corporation from 1998 to 2003. He served as President and CEO of CP Air in Canada from 1985-1987 and spent several years in various management positions with Celanese Canada, Ltd., Air Canada, and the Canadian Pacific Railway. Mr. Carty is a graduate of Queen’s University in Kingston, Ontario, and of the Harvard Graduate School of Business Administration. He is a director of Dell Inc., Sears Roebuck & Co., Hawaiian Holdings Inc. and Solutions Inc.

Craig L. Dobbin, O.C., 69	Director since 1987. Resident of British Columbia, Canada. Mr. Dobbin has served as Chairman of the Board since June 1987 and was Chief Executive Officer from June 1987 until December 1, 1994 and from April 30, 1998 to November 2004. He is currently Executive Chairman of the Corporation. Mr. Dobbin is the founder of the privately-held helicopter companies that formed the basis for the creation of CHC in 1987. Mr. Dobbin was appointed as an officer of the Order of Canada in 1992 and has been awarded Honorary Doctorate degrees from Saint Mary’s University, Memorial University of Newfoundland and the National University of Ireland. Mr. Dobbin is also a member of the Board of Directors of Newfoundland Capital Corporation Limited.

Craig C. Dobbin, 40	Director since 1998. Resident of Newfoundland and Labrador, Canada. From 1999 to January 2002, he was Director of Marketing with CHC Composites Ltd. From 1995 to 1999, he was the President of Seaforest Plantation Co. Ltd., a cod aquaculture company. Since 1996, he has been General Manager of Canadian Northern Outfitters, an executive wilderness retreat. From 1991 to 1993, he was employed as the marketing director for GPA Helicopters Limited (a division of CHC) and from 1993 to 1995 he was Manager of Corporate Planning for Air Atlantic and subsequently served on the Board of Directors of Air Atlantic (1995) Limited. From January 2002 until March 2003, he was a Vice-President of CHC Helicopter Corporation.

George N. Gillett Jr., 66	Director since October, 2004. He is a resident of Colorado, United States of America. Since 1996 Mr. Gillett has been Chairman of Booth Creek Management Corporation, based in Vail, Colorado, a diversified company with interests in the recreational, fresh and processed protein products, automotive and transportation, and landscape and garden industries. Mr. Gillett is Chairman of Swift & Company, the Montreal Canadiens hockey club, Booth Creek Ski Holdings, and BC Natural Foods. He is also a director of Vail Banks Inc. and is a member of the Board of Governors of the National Hockey League.

John J. Kelly, B.E., Ph.D., 69	Director since 1999. Resident of Ireland. He holds both a Bachelor of Engineering and a Ph.D. degree from University College, Dublin. On graduation, he worked for a number of years in the petroleum industry in the U.K. and in Ireland, after which he was appointed to the staff of the School of Engineering in University College, Dublin, where he served as Dean of Engineering, from 1979 to 1986, from 1986 to 1994 as Registrar/Senior Vice-President of the University and since 1994 as Professor of Chemical Engineering at the University. He was a Fulbright Scholar to the University of Maryland, where he was visiting Professor in its School of Engineering. He was the director of the Fulbright Scholarship Program between Ireland and the United States from 1996 to 2000, and acts as Executive Director of the Ireland Canada University Foundation. He is a member of the Senate of the National University of Ireland.

Jack M. Mintz,
B.A., M.A., Ph.D, 53	Director since 2004. Resident of Ontario, Canada. Since 1999 he has been the President and Chief Executive Officer of the C.D. Howe Institute, an independent policy think-tank. He is also Deloitte & Touche Professor of Taxation at the Joseph L. Rotman School of Management and co-director of the International Tax Program, Institute of International Business, both at the University of Toronto. He has published more than 180 books and articles in the fields of public economics and fiscal federalism. He has consulted widely with the World Bank, the International Monetary Fund, the Organization for Economic Co-operation and Development and various governments, businesses and nonprofit organizations. He serves as a director of Brascan, Ontario Financing Authority, the Royal Ontario Museum Foundation and the National Statistics Council.

Sir Bob Reid, 70	Director since 2004. Resident of the United Kingdom. He joined Shell International Petroleum Company in 1956 and spent much of his career overseas, including posts in Brunei, Nigeria, Thailand and Australia. He served as Chairman and Chief Executive of Shell UK from 1985 to 1990. He has served as Chairman of the British Railways Board, London Electricity, British-Borneo Oil and Gas plc, The Council of the Industrial Society and Sears plc. From 1997 to 2004 he served as Deputy Governor of the Bank of Scotland. He has been Chairman of the Petroleum Exchange of London since 1999. He served as Chairman of Avis Europe from 2002 to 2004 and as a non-executive director for Sun Life Financial Services of Canada until 2004. He also serves as a non-executive director for Intercontinental Exchange Service Inc., The Merchants Trust, and Siemens, plc

William W. Stinson, 71	Director since 2003. Resident of Ontario, Canada. Since 2003 he has been Chairman of the Board of Sun Life Financial, a worldwide insurer and wealth management company. He has been a director of Sun Life since 1985. He is also Chairman of the Board of Trustees of Westshore Terminals Income Fund which operates a bulk terminal facility. He is also a director of Grant Forest Products and Fording Inc. Mr. Stinson spent most of his career with Canadian Pacific Ltd., a diversified transportation and industrial company, where he was Chief Executive Officer for eleven years and Chairman and Chief Executive Officer for six years before retiring in 1996.

The current members of the Audit Committee are Dr. Mintz (Chair) and Mr. Stinson. The current members of the Corporate Governance, Compensation and Nominating Committee are Sir Bob Reid (Chair), Mr. Stinson and Mr. Gillett. The current members of the Pension Committee are Prof. Kelly (Chair) and Craig C. Dobbin.

Nominee or Continuing	Director	Class A		Class B		Ordinary		Class A	Share Appreciation Rights
Director	since	Shares		Shares		Shares		Options	Vested	Unvested
Sylvain Allard	2004	139,234		—		—		221,966	—	—
Donald Carty	2004	10,000		—		—		—	—	55,000
Craig L. Dobbin, O.C.	1987	1,256,615	(1)	2,777,716	(1)	11,000,000	(2)	1,026,956	—	—
Craig C. Dobbin	1998	—		—		—		30,000	—	—
George N. Gillett Jr.	2004	—		—		—		—	—	55,000
Professor John J. Kelly, B.E., Ph.D.	1999	3,140		—		—		—	40,000	—
Jack M. Mintz, B.A., M.A., Ph.D	2004	100		—		—		—	—	55,000
Sir Bob Reid	2004	—		—		—		—	—	55,000
Guylaine Saucier, C.M. F.C.A	—	—		—		—		—	—	—
William W. Stinson	2003	5,000		—		—		—	18,333	36,667

(1)	These shares are held by Discovery Helicopters Inc., a holding company, all of the voting shares of which are owned by Craig L. Dobbin. See “Share Ownership”.

(2)	These shares are held by O.S. Holdings, a holding company wholly owned indirectly by Craig L. Dobbin, Chairman and Chief Executive Officer of the Corporation.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Effective July 30, 2002, in connection with section 402 of the United States Sarbanes-Oxley Act of 2002 (“SOX”), the Corporation introduced a new policy with regard to loans to directors and officers. The policy prohibits the Corporation from, directly or indirectly, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or officer. Irrevocable extensions of credit made to directors and officers outstanding as of July 30, 2002 are exempted under the policy, but the terms of this credit cannot be materially modified and credit cannot be renewed after such date. In conjunction with this policy, the Corporation’s Board on March 2, 2003 approved a revision to the Employee Stock Option Plan, to eliminate the granting of loans to facilitate the exercising of options. The

Corporation’s Executive Share Purchase and Ordinary Share Loans existed at July 30, 2002 and are exempt under the policy. No new credit or any modification of the terms of the credit granted at July 30, 2002 has been made.

The following table provides the aggregate indebtedness outstanding at February 15, 2005 to CHC of the current and former directors, officers and employees of the Corporation and its subsidiaries:

Aggregate Indebtedness
Purpose	To Corporation or subsidiaries	To another entity
Executive Share Purchase Loans (A loan program)	$1,688,464	—
Ordinary share loan	$33,000,000	—

Effective July 30, 2002, the Corporation had two types of loans outstanding to officers of the Corporation that are exempted under the policy and are described below.

The following table provides details of the indebtedness of individual current and proposed directors and officers of the Corporation (and their respective associates) in connection with the Executive Share Purchase Loan Program and the Ordinary Share Loan, both of which are described in detail following the table.

		Largest $
	Involvement of	amount outstanding	Amount $ outstanding as	# Financially assisted securities		$ Amount
Name and principal	Corporation	during fiscal	at Feb. 15,	purchases during	Security for	forgiven during
position	or subsidiary	year 2004	2005	fiscal 2004	indebtedness	fiscal 2004
EXECUTIVE SHARE PURCHASE LOANS (A loan program)
Craig L. Dobbin, O.C., Executive Chairman	Lender	$1,193,200	$1,067,600	—	An assignment of the shares or proceeds of 243,543 vested options for Class A shares held by the executive, having an exercise price of $13.00 per share.	—
Sylvain Allard President and Chief Executive Officer	Lender	$757,322	$358,823	—	An assignment of the shares or proceeds of 50,000 vested options for Class A shares held by the executive, having an exercise price of $4.25 per share.	—
Jo Mark Zurel Senior Vice-President & Chief Financial Officer	Lender	$377,409	$158,012	—	An assignment of the shares or proceeds of 23,250 vested options for Class A shares held by the executive, having an exercise price of $4.25 per share.	—
O. Noel Clarke Former Senior Vice-	Lender	$370,679	—	—	—	—

		Largest $
	Involvement of	amount outstanding	Amount $ outstanding as	# Financially assisted securities		$ Amount
Name and principal	Corporation	during fiscal	at Feb. 15,	purchases during	Security for	forgiven during
position	or subsidiary	year 2004	2005	fiscal 2004	indebtedness	fiscal 2004
President & Corporate Secretary
Jeremy Labuschagne Managing Director, CHC Africa	Lender	$62,439	$55,130	—	A first lien on the Class A shares	—
Christine Baird President, CHC Helicopters International	Lender	$81,192	$48,898	—	A first lien on the Class A shares	—
Neil Calvert Managing Director, CHC Europe	Lender	$131,163	—	—	—	—
Jakob Bae Senior Manager CHC Helikopter Service	Lender	$70,463	—	—	—	—
David Dobbin Former Vice President (resigned effective July 14, 2003)	Lender	$320,623	—	—	—	—
THE ORDINARY SHARE LOAN
O.S. Holdings Inc. (a corporation indirectly owned by Craig L. Dobbin)	Lender	$33,000,000	$33,000,000	—	A lien in CHC’s favour on the purchased Ordinary Shares, together with certain other security (see below)	—

Executive Share Purchase Loan Program

On July 21, 2000, the Board, on the recommendation of the Compensation Committee and advice from independent compensation consultants, approved a long term incentive program (the “A loan program”) for certain members of senior management to permit them to participate in future appreciation of the shares of the Corporation and to bear the same risks as other shareholders. The A loan program enabled eligible senior management to receive interest free loans to finance purchases of Class A Subordinate Voting Shares. The maximum amount of the loan available was based on a multiple of the employee’s base salary and ranged from 0.5 times base salary to a maximum of 2.0 times base salary, depending on position. The Chief Executive Officer was eligible for the maximum multiple of 2.0 times base salary. Although indebtedness is remaining outstanding under this program, no further loans are being made under it. The outstanding loans are secured by the financed shares (except in the case of certain executives of the Corporation where the Board, in April 2002, approved the assignment of the shares or proceeds arising from certain vested options to constitute security in the place of shares as security for outstanding A loans, as detailed above), require minimum annual loan repayments of 5% of the loan principal amount and are fully payable on termination of employment or sale of the financed shares or the exercise of share options taken as security and sale of shares arising therefrom, as the case may be.

The Ordinary Share Loan

On December 9, 1997, the Corporation issued 11,000,000 Ordinary Shares to O.S. Holdings Inc. for an aggregate consideration of $33,000,000 (the “Ordinary Share Loan”). O.S. Holdings Inc. is a corporation wholly owned by 10644 Newfoundland Inc. (“Holdco”), which is a corporation wholly owned by Craig L. Dobbin, the Executive Chairman. On December 9, 1997, the Corporation made a loan to O.S. Holdings Inc. of $33,000,000 to enable it to purchase these Ordinary Shares. The loan is repayable upon demand and does not bear interest unless the principal amount thereof (or the lesser portion demanded) has not been repaid within two business days following demand therefore, after which time the principal amount thereof (or the portion demanded) would bear interest at a rate equal to the Canadian “prime rate” plus 5%. These Ordinary Shares were issued to give effect to an undertaking provided by the Corporation to U.K. regulatory authorities in connection with the foreign ownership requirements of European legislation applicable to the Corporation’s then U.K. operating subsidiary, Brintel Helicopters Limited (“Brintel”). The issuance of Ordinary Shares to O.S. Holdings Inc. was intended to increase the amount of equity share capital of the Corporation held by European nationals (Mr. Dobbin, the sole shareholder of Holdco, is a citizen of both Canada and the Republic of Ireland) and to establish that Brintel was entitled to maintain its operating license. The transaction involving the issuance of the Ordinary Shares (including the making of the loan) was approved by shareholders of the Corporation at a meeting held on December 9, 1997.

The loan is secured by a lien in the Corporation’s favour over the Ordinary Shares. Further, Holdco has guaranteed the obligations of O.S. Holdings Inc. to the Corporation and has pledged the shares of O.S. Holdings Inc. owned by it in favour of the Corporation as security for such guarantee. Craig L. Dobbin has guaranteed the obligations of each of O.S. Holdings Inc. and Holdco to the Corporation and has pledged the shares of Holdco owned by him in favour of the Corporation as security for such guarantee. The Corporation’s recourse against Mr. Dobbin in connection with the repayment of the loan and such guarantee is limited to the realization of the shares of Holdco held by him.

Indebtedness of Directors, Executive Officers and Senior Officers other than under Securities Purchase Programs

There was no indebtedness other than under securities purchase programs to the Corporation by any current and former officers, directors and employees of the Corporation (and their respective associates) as at February 15, 2005.

DIRECTORS AND OFFICERS INSURANCE

The Corporation has purchased and maintains insurance for the benefit of directors and officers as permitted by the CBCA and the Corporation’s by-laws. The insurance covers directors and officers, in their capacities as directors and officers of the Corporation, or in their capacities as directors and officers of other corporations where they have acted in that capacity at the request of the Corporation, against certain liabilities incurred by them, except where the liability relates to the failure by the director or officer to act honestly, in good faith and with a view to the best interests of the Corporation or the other corporation, as the case may be.

The insurance obtained provided for U.S. $45 million of coverage for directors and officers of the Corporation on an aggregate basis. Such policy is subject to a deductible of U.S. $100,000 per incident. The cost of coverage for 2004 on an aggregate basis was US$421,790.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In the normal course of business, the Corporation enters into transactions with related parties.

During fiscal 2000, in connection with securing tender credit facilities, the Corporation received an unsecured, subordinated, convertible 12% loan from an affiliate of Mr. Craig L. Dobbin, the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Corporation’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A Subordinate Voting Shares at $7.25 per share. Interest paid on the loan during the nine month period ended January 31, 2005 was $452,000.

The Company uses properties owned by companies affiliated with the Executive Chairman for customer events, meetings, conferences and social functions. Rent and usage fees of $195,541 were incurred with these companies during the nine month period ended January 31, 2005.

During the nine month period ended January 31, 2004, $522,078 was paid to Canadian Helicopters Limited, in which the Corporation has a 42.75% equity investment. This amount related to the provision of helicopter flying services to the Corporation.

During fiscal 2004, construction began on a new hangar and office building in Vancouver, Canada. The construction project is being managed by a subsidiary of a company owned by a relative of the Executive Chairman. Such subsidiary will receive a fee of 7% including costs for managing the construction of the building. As at January 31, 2005, $6,604,497 has been paid for construction costs.

ADDITIONAL INFORMATION INCORPORATED BY REFERENCE

Certain additional information regarding CHC may be found in the Corporation’s management information circular dated August 30, 2004 (the “2004 AGM Circular”) under the headings and at the pages referred to below. Such information is incorporated by reference in this Circular. The 2004 AGM Circular has been filed on SEDAR and may be accessed at www.sedar.com. To obtain a copy of the 2004 AGM Circular, see “Communications and Disclosure Policies” below.

Heading of Information	Page Numbers of
Incorporated by Reference herein	CHC 2004 AGM Circular
Take-over Bid Protection	pp. 6 to 8

Report on Executive Compensation	pp. 15 to 18

Compensation of Directors	pp. 18 to 19

Minimum Share Ownership	p. 19

Performance Graph	p. 20

Compensation Table	pp. 21 to 22

Employee Share Option Plan	p. 23

Executive Retiring Plan and Retiring Allowance	pp. 24 to 25

COMMUNICATIONS AND DISCLOSURE POLICIES

The Board approves the Corporation’s annual consolidated financial statements and annual MD&A; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of the Corporation’s other significant public disclosure documents. These and other prescribed documents, including the 2004 AGM Circular, are available on the Canadian regulatory electronic database known as “SEDAR” at www.sedar.com. The Corporation has also established and maintains a corporate web site (www.chc.ca) that includes, among other things, an investor relations section containing past annual and quarterly reports, press releases, and investor presentations. Financial information regarding the Corporation is provided in the Corporation’s annual financial statements and annual MD&A for the year ended April 30, 2004. Shareholders may contact the Corporation to request copies of the

2004 AGM Circular or other documents filed on SEDAR by:

(i)	e-mail:	communications@chc.ca
(ii)	telephone:	(604) 279-2493
(iii)	mail:	CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia
V7B 1A3

Senior management of the Corporation meet periodically with institutional investors and industry analysts, and also make presentations at various industry conferences to facilitate a better understanding of matters that have been publicly disclosed. Presentations made at such investor conferences are available on the Corporation’s web site.

Following the dissemination of its financial results by way of news release, the Corporation holds a quarterly conference call. This broadcast is accessible on a live and recorded basis via telephone and the internet. Replay of the recorded calls is available for a period of time after the call. These conference calls allow investors and analysts to simultaneously listen to senior management presentations and ask questions via the telephone.

One-on-one meetings also take place occasionally with designated senior management and investors or analysts, with discussions limited to publicly disclosed information.

The Corporation also has an Investor Relations and Public Disclosure Policy which summarizes its policies and practices regarding disclosure of information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.

AUDITORS OF THE CORPORATION

Ernst & Young LLP has been appointed as the auditors of the corporation to hold office until the close of the next annual meeting of shareholders.

DIRECTORS’ APPROVAL

The undersigned Vice-President, Legal Services and Corporate Secretary of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of Directors of the Corporation.

MARTIN LOCKYER
Vice-President, Legal Services
& Corporate Secretary
Dated: February 23, 2005

SCHEDULE A

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of the Corporation be amended to:

(a)	subdivide each of the Class A Subordinate Voting Shares of the Corporation, whether issued or unissued, into two Class A Subordinate Voting Shares;

(b)	subdivide each of the Class B Multiple Voting Shares of the Corporation, whether issued or unissued, into two Class B Multiple Voting Shares; and

(c)	subdivide each of the Ordinary Shares of the Corporation, whether issued or unissued, into two Ordinary Shares;

2.	any officer or director of the Corporation is authorized to sign and execute articles of amendment and to do all things necessary and advisable to implement this special resolution; and

3.	the directors may, in their sole discretion, revoke this special resolution without further approval of the shareholders at any time prior to the issuance by the Director appointed under the Canada Business Corporations Act of a certificate of amendment of Articles to effect the amendment referred to in Paragraph 1 of this Special Resolution.

CHC HELICOPTER CORPORATION
PROXY
Class A Subordinate Voting Shares
Special Meeting of Shareholders
March 28, 2005

     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive officer of the Corporation or, failing him, Jo Mark Zurel, Senior Vice-President & Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them,                                           as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the special meeting of shareholders of the Corporation (the “Meeting”) to be held on Monday, March 28, 2005 at the Corporation’s executive offices, Richmond, British Columbia at 10:00 a.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:

1.	To adopt a special resolution approving the amendment of the Corporation’s articles to subdivide the Corporation’s Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, each on a two-for-one basis:

For ☐	Against ☐	Withhold from Voting ☐

2.	To elect Guylaine Saucier to the Corporation’s Board of Directors:

For ☐	Withhold from Voting ☐

3.	At the nominee’s discretion:

a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.

For further information, please see the accompanying Management Information Circular.

Dated this _______________ day of ________________, 2005.

Control Number:

Name of Shareholder	Signature of Shareholder

Return this Proxy

By Internet

•	Go to www.eproxyvoting.com/chcclassa

•	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

•	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.

By Mail

•	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.

Notes:

1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 10:00 a.m. (Toronto time) on Wednesday, March 23, 2005, or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).

TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.

CHC HELICOPTER CORPORATION
PROXY
Class B Multiple Voting Shares
Special Meeting of Shareholders
March 28, 2005

     The undersigned shareholder of CHC Helicopter Corporation (the “Corporation”) hereby nominates, constitutes and appoints Sylvain A. Allard, President and Chief Executive officer of the Corporation or, failing him, Jo Mark Zurel, Senior Vice-President & Chief Financial Officer of the Corporation or, failing him Martin J. Lockyer, Vice-President, Legal Services and Corporate Secretary of the Corporation or instead of any of them,                                                             as the nominee of the undersigned to attend and vote and act for and on behalf of the undersigned at the special meeting of shareholders of the Corporation (the “Meeting”) to be held on Monday, March 28, 2005 at the Corporation’s executive offices, Richmond, British Columbia at 10:00 a.m. (Vancouver time), and at any adjournments thereof, to the same extent and with the same powers as the undersigned could do, vote and act if personally present thereat and the undersigned hereby grants authorization to vote the shares registered in the name of the undersigned as follows, namely:

1.	To adopt a special resolution approving the amendment of the Corporation’s articles to subdivide the Corporation’s Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares, each on a two-for-one basis:

For ☐	Against ☐	Withhold from Voting ☐

2.	To elect Guylaine Saucier to the Corporation’s Board of Directors:

For ☐	Withhold from Voting ☐

3.	At the nominee’s discretion:

a)	on any variations or amendments to any of the above matters proposed at the Meeting or any adjournments thereof; and

b)	on any other matters that may properly come before the Meeting or any adjournments thereof.

For further information, please see the accompanying Management Information Circular .

Dated this _______________ day of ________________, 2005.

Control Number:

Name of Shareholder	Signature of Shareholder

Return this Proxy

By Internet

•	Go to www.eproxyvoting.com/chcclassb

•	You will be prompted to enter the 13 digit Control Number located on the left side of this proxy.

•	Follow the instructions. Additional information is available in the accompanying Management Information Circular. See “Voting Instructions”.

By Mail

•	Complete and sign the form of proxy and deliver it or return it by mail in the envelope provided.

Notes:

1.	This proxy is solicited by and on behalf of the management of the Corporation.

2.	Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated in this proxy to attend and to vote and act for and on behalf of such shareholder at the Meeting and in order to do so the shareholder may insert the name of such person in the blank space provided in the proxy or may use another appropriate form of proxy.

3.	Where a shareholder fails to specify a choice with respect to a matter referred to in this proxy and a management nominee (being one of the persons specified in this proxy) is appointed as proxy holder, the shares represented by such proxy will be voted for or in favour of such matter.

4.	In the event this proxy is not dated, this proxy will be deemed to bear the date on which it was mailed by management.

5.	Please sign exactly as your name appears on this proxy. If the shareholder is a corporation, the proxy must be executed under its corporation’s name appearing above the signature line. A person signing on behalf of a shareholder must provide with the proxy satisfactory proof of such person’s authority.

6.	A vote by proxy will be counted if it is completed properly and received by the Corporation’s transfer agent by not later than 10:00 a.m. (Toronto time) on Wednesday, March 23, 2005 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting. The transfer agent’s address is: CIBC Mellon Trust Company, Attention: Proxy Department P.O. Box 12005 STN BRM B, Toronto, Ontario, M7Y 2K5.

7.	In the event of a disruption in postal service, proxies may be sent by fax to CIBC Mellon Trust Company (Fax: (416) 368-2502; telephone (800) 387-0825).

TO RECEIVE SHAREHOLDER COMMUNICATIONS ELECTRONICALLY PLEASE VISIT WWW.CIBCMELLON.COM/ELECTRONICDELIVERY TO ACCESS THE CONSENT FORM.